Exhibit 99.1

PART I FINANCIAL INFORMATION

Item 1.  Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2013 and March 31, 2014	3
Unaudited Condensed Consolidated Income Statements for the Three Months ended March 31, 2013 and March 31, 2014	4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three Months ended March 31, 2013 and March 31, 2014	5
Unaudited Condensed Consolidated Cash Flow Statements for the Three Months ended March 31, 2013 and March 31, 2014	6
Notes to the Unaudited Condensed Consolidated Financial Statements	7

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of December 31, 2013 and March 31, 2014

		December 31,	March 31,
	Note	2013	2014
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$295,514	$320,136
Restricted cash		272,787	266,993
Trade receivables		5,203	8,311
Flight equipment held for operating leases, net	5	8,085,947	8,081,406
Net investment in direct finance leases		31,995	31,452
Notes receivable	6	75,788	76,701
Prepayments on flight equipment	1	223,815	248,201
Investments		112,380	116,188
Intangibles		9,354	7,746
Derivative assets	7	32,673	28,779
Deferred income taxes		121,663	126,250
Other assets	8	184,022	187,324
Total Assets		$9,451,141	$9,499,487

Liabilities and Equity
Accounts payable		$829	$5,253
Accrued expenses and other liabilities	9	108,462	111,466
Accrued maintenance liability		466,293	482,965
Lessee deposit liability		92,660	89,184
Debt	10	6,236,892	6,204,408
Deferred revenue		47,698	47,639
Derivative liabilities	7	7,233	5,983
Deferred income taxes		61,842	66,573
Total Liabilities		7,021,909	7,013,471

Ordinary share capital, €0.01 par value (250,000,000 ordinary shares authorized, 113,786,190 ordinary shares issued and outstanding at March 31, 2014 and 113,783,799 ordinary shares issued and outstanding at December 31, 2013)		1,199	1,199
Additional paid-in capital		934,024	936,271
Accumulated other comprehensive loss		(9,890)	(9,056)
Accumulated retained earnings		1,500,039	1,554,750
Total AerCap Holdings N.V. shareholders’ equity	11	2,425,372	2,483,164
Non-controlling interest	11	3,860	2,852
Total Equity	11	2,429,232	2,486,016
Total Liabilities and Equity		$9,451,141	$9,499,487

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three Months Ended March 31, 2013 and 2014

		Three Months ended March 31,
	Note	2013	2014
		(US dollars in thousands except share and per share amounts)
Revenues
Lease revenue	15	$226,841	$249,061
Net gain on sale of assets		10,965	9,806
Management fee revenue		5,636	4,442
Interest revenue		1,470	1,380
Other revenue		909	145
Total Revenues		245,821	264,834
Expenses
Depreciation		78,120	89,785
Asset impairment		2,661	—
Interest on debt		58,569	63,005
Operating lease-in costs		550	—
Leasing expenses		14,916	12,783
Transaction expenses		—	21,478
Selling, general and administrative expenses	12, 13	20,190	23,131
Total Expenses		175,006	210,182
Income from continuing operations before income taxes and income of investments accounted for under the equity method		70,815	54,652
Provision for income taxes		(5,665)	(4,647)
Net income of investments accounted for under the equity method		2,414	3,698
Net income		$67,564	$53,703
Net loss (income) attributable to non-controlling interest		(114)	1,008
Net income attributable to AerCap Holdings N.V.		$67,450	$54,711

Basic earnings per share	14	$0.59	$0.48
Diluted earnings per share	14	$0.59	$0.47

Weighted average shares outstanding - basic	14	113,363,535	113,644,703
Weighted average shares outstanding - diluted	14	114,643,483	116,213,907

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three Months Ended March 31, 2013 and 2014

	Three Months ended March 31,
	2013	2014
	(US dollars in thousands )

Net income attributable to AerCap Holdings N.V.	$67,450	$54,711

Other comprehensive income:
Net change in fair value of derivatives, net of tax of $(208) and $(119), respectively	1,456	834

Total other comprehensive income :	1,456	834

Total comprehensive income	$68,906	$55,545

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three Months Ended 31, 2013 and 2014

	Three Months ended
	March 31,
	2013 (1)	2014
	(US dollars in thousands)
Net income	$67,564	$53,703
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	78,120	89,785
Asset impairment	2,661	—
Amortization of debt issuance costs	12,045	20,403
Amortization of intangibles	2,603	1,608
Net gain on sale of assets	(10,965)	(9,806)
Mark-to-market of non-hedged derivatives	(1,392)	4,929
Deferred taxes	(293)	25
Share-based compensation	2,090	2,355
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(1,895)	(4,021)
Other assets and derivative assets	(7,315)	2,873
Other liabilities	9,731	(2,964)
Deferred revenue	1,070	(59)
Net cash provided by operating activities	154,024	158,831
Purchase of flight equipment	(400,811)	(164,584)
Proceeds from sale/disposal of assets	148,000	91,500
Prepayments on flight equipment	(21,442)	(26,513)
Capital contributions	(2,693)	—
Movement in restricted cash	(9,180)	5,794
Net cash used in investing activities	(286,126)	(93,803)
Issuance of debt	278,500	193,003
Repayment of debt	(294,266)	(223,260)
Debt issuance costs paid	(2,556)	(27,003)
Maintenance payments received	18,221	26,716
Maintenance payments returned	(10,694)	(6,076)
Security deposits received	1,946	1,566
Security deposits returned	(3,408)	(5,111)
Net cash used in financing activities	(12,257)	(40,165)
Net increase (decrease) in cash and cash equivalents	(144,359)	24,863
Effect of exchange rate changes	(625)	(241)
Cash and cash equivalents at beginning of period	520,401	295,514
Cash and cash equivalents at end of period	$375,417	$320,136

Supplemental cash flow information:
Interest paid, net of amounts capitalized	53,995	49,071
Taxes paid	4,680	4,709

(1)                                 Certain reclassifications have been made to Unaudited Condensed Consolidated Statement of Cash Flows as of March 31, 2013 to reflect the current year presentation. See Note 2.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

1. General

The Company

We are an independent aircraft leasing company with $9.5 billion of total assets on our balance sheet mainly consisting of 238 owned aircraft. We are a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

These condensed consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries (“AerCap” or the “Company”). AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap or N.V.”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. was a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on September 30, 2005 (the “2005 Acquisition”). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with ASC 805, “Business Combinations”, this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized.

On December 16, 2013, we entered into a definitive agreement with American International Group, Inc. (“AIG”) (NYSE: AIG) under which AerCap will acquire 100% of the common stock of International Lease Finance Corporation (“ILFC”), a wholly-owned subsidiary of AIG (the “ILFC Transaction”). Under the terms of the agreement, AIG will receive $3.0 billion in cash and 97,560,976 AerCap shares. The ILFC Transaction is expected to close in the second quarter of 2014, subject to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions.

Variable interest entities

AerDragon. In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company (‘‘CAS’’) and affiliates of Credit Agricole Corporate and Investment Bank (‘‘CA-CIB) establishing AerDragon with initial registered capital of $50.0 million. The registered capital of AerDragon was increased to $120.0 million in 2010, to $130.0 million in 2011, to $183.5 million in 2013 and to $223.5 million in the first quarter of 2014. During 2013 the joint venture agreement was amended to include East Epoch Limited who agreed to become a shareholder in AerDragon. As at March 31, 2014, AerDragon is 50% owned by CAS and the other 50% is owned equally by us, CA-CIB, and East Epoch Limited. We provide certain aircraft and accounting-related services to the joint venture, and act as guarantor to the lenders of AerDragon, related to debt secured by the aircraft which AerDragon purchased directly from us. This joint venture enhances our presence in the increasingly important Chinese market and will enhance our ability to lease our aircraft throughout the entire Asia/Pacific region. On December 30, 2013, AerDragon signed a purchase agreement with Boeing for ten new B737-800 aircraft to be delivered in the years 2014 to 2016. AerDragon had 22 aircraft on lease to 10 airlines as of March 31, 2014. In addition to the aircraft on lease at March 31, 2014, AerDragon had 11 aircraft yet to be delivered including one A330 that AerDragon contracted to purchase from AerCap.

We have reassessed our ownership and have determined that AerDragon remains a variable interest entity, in which we continue to not have control and are not the primary beneficiary of AerDragon. Accordingly, we account for our investment in AerDragon under the equity method of accounting. With the exception of debt for which we act as guarantor, the obligations of AerDragon are non-recourse to us.

AerCap Partners I.  In June 2008, AerCap Partners I Holding Limited (“AerCap Partners I”), a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired were leased back to TUI Travel for varying terms. As of March 31, 2014, six Boeing 757-200 aircraft have been sold, and 11 Boeing 737-800 and two Boeing 767-300ER remain in the portfolio. The initial aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. On the applicable maturity date under the senior debt facility, which for the first tranche is April 2015 and for the second tranche was April 2012, or, earlier, in case of an AerCap insolvency, if the joint venture partners do not make additional subordinated capital available to the joint venture. AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes related to the purchase. We have also entered into agreements to provide management and marketing services to AerCap Partners I. At March 31, 2014, AerCap Partners I had $182.3 outstanding under its senior debt facility.

The second tranche of senior debt was refinanced in April 2012, and as part of the refinancing, AerCap Partners 767 Limited, (“AerCap Partners 767”), was incorporated. AerCap Partners 767 acquired two Boeing 767 aircraft with leases attached (from AerCap Partners I) which were financed through a $36.0 million senior debt facility and $30.9 million of subordinated debt consisting of $15.45 million from us and $15.45 million from our joint venture partner. $30.9 million of AerCap Partners I’s subordinated debt was redeemed upon sale of the two Boeing 767 aircraft to AerCap Partners 767.

We have determined that AerCap Partners I and AerCap Partners 767 are variable interest entities in which we have control and are the primary beneficiary. As such, we have consolidated AerCap Partners I’s and AerCap Partners 767’s financial results in our consolidated financial statements.

Joint ventures with Waha.  In 2010, we entered into two joint ventures with Waha Capital PJSC (“Waha”), with us owning 50% in AerLift Leasing Jet Ltd. (“AerLift Jet”) and 40% in AerLift Leasing Ltd. (“AerLift”). AerLift Jet owned four CRJ aircraft, and AerLift owned seven aircraft and two engines as of March 31, 2014. We have determined that the joint ventures are variable interest entities. For AerLift Jet we do have control and are the primary beneficiary. As such, we consolidate the financial results of AerLift Jet in our consolidated financial statements. For AerLift we do not have control and are not the primary beneficiary and accordingly, we account for our investment in AerLift under the equity method of accounting. On April 6, 2014, Waha sold its stake in AerLift to  a newly-established, unrelated, US-based aircraft leasing company.

Other joint ventures.  In 2010, we entered into two 50% joint ventures with two separate joint venture partners. The two joint ventures collectively owned six aircraft, consisting of three A330 and three A320 aircraft. On June 1, 2011 we sold our 50% interest in three A330 aircraft that had been part of one of the joint ventures. We have determined that the remaining joint venture is a variable interest entity in which we have control and we are the primary beneficiary. As such, we consolidate the financial results of this joint venture in our consolidated financial statements.

We hold equity and subordinated debt investments in ALS II and AerFunding. ALS II and AerFunding are variable interest entities in which we have control and we are the primary beneficiary. As such, we consolidate the financial results of these entities in our consolidated financial statements.

We also have an economic interest in AerCo. AerCo is a variable interest entity for which we determined that we do not have control and are not the primary beneficiary and, accordingly, we do not consolidate the financial results of AerCo in our consolidated financial statements. Historically the investment in AerCo has been written down to zero, because we do not expect to realize any value.

We also own 42.3% of AerData, an integrated software solution provider for the aircraft leasing industry, which provides and manages our main corporate management system (“CMS”). AerData’s impact to our financial results is not material.

We guarantee debt obligations on behalf of joint venture entities in the total amount of $298.4 million as of March 31, 2014.

ALS Transaction

On November 14, 2012, we signed and completed an agreement with an entity incorporated at the direction of Guggenheim Partners, LLC (“Guggenheim”) for the sale of our equity interest in Aircraft Lease Securitisation Limited (“ALS”) by transferring 100% of our interest in the E-Notes, the equity securities issued by ALS, to Guggenheim. The total proceeds comprised of the cash received and a contingent asset (the “ALS Note Receivable”), which entitles us to receive future cash flows based on the performance of ALS. The total proceeds were in excess of the fair value of the E-Notes sold and included a financing from Guggenheim to us ( the “ALS Coupon Liability”). The repayments of the ALS Coupon Liability are equal to a specified amount of $2.5 million per month until the earlier of December 2016 or the month in which the senior securities issued by ALS, the G-Notes, which were held by third parties, are fully repaid. After the repayment of the ALS Coupon Liability, the ALS Note Receivable entitles us to receive future cash up to the total amount paid under the ALS Coupon Liability. As a result of the transaction, we concluded that substantial risk of ownership is transferred to Guggenheim. The transaction thus resulted in the sale and deconsolidation of ALS, which included 50 aircraft with a net book value of approximately $1.0 billion and debt of approximately $0.5 billion prior to the sale. As of March 31, 2014, $64.7 million ALS Coupon Liability and $74.0 million ALS Note Receivable were outstanding.

The ALS transaction resulted in a loss, net of tax, of $54.6 million, including transaction expenses of $13.5 million. The ALS Coupon Liability was initially recognized at fair value, at the transaction date, of $97.1 million, using a discount rate of 5.5%. The ALS Coupon Liability is recorded as debt in our Consolidated Balance Sheets. The corresponding ALS Note Receivable was initially recognized at fair value, at the transaction date, of $67.3 million, using a discount rate of 6.8%. The ALS Note Receivable is recorded as notes receivable in our Consolidated Balance Sheets. The ALS Coupon Liability and ALS Note Receivable are both subsequently measured at amortized cost using the retrospective effective interest method.

LATAM Transaction

On May 28, 2013, we entered into a $2.6 billion purchase and leaseback agreement with LATAM Airlines Group (“LATAM”) for 25 widebody aircraft, including 15 deliveries scheduled between 2014 and 2018. The aircraft consist of nine new Airbus A350-900s, four new Boeing 787-9s, and two new Boeing 787-8s from LATAM’s order backlog, and ten Airbus A330-200s with an average age of four years from LATAM’s existing fleet, which were purchased and leased back in June 2013. In accordance with ASC 805-50, we allocated the portfolio purchase price of $2.6 billion to individual aircraft acquired based on their relative fair values which were based on independent appraised values. As part of the transaction, we made payments of $659 million in June 2013, allocated $577 million to flight equipment held for operating leases relating to the ten aircraft delivered, and accounted for the other $82 million as prepayments on flight equipment for the remaining 15 aircraft to be delivered.

Guggenheim Transaction

On June 27, 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL HOLDCO, LLC (“ACSAL”), an affiliate of Guggenheim, in exchange for cash and in addition we made a capital contribution to acquire an 19.4% equity interest in ACSAL. The aircraft are subject to long term leases to American Airlines. We will continue to service the Boeing 737-800 portfolio. Based on ASC 840 we concluded that we did not retain a substantial risk of ownership and therefore the assets were deconsolidated and a $10.5 million gain on sale was recognized.

We have assessed our ownership in ACSAL, and have determined that it is a variable interest entity. We further determined that while we do not have control and are not the primary beneficiary of ACSAL, we do have significant influence and accordingly, we account for our investment in ACSAL under the equity method of accounting.

2.  Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

The consolidated financial statements are stated in United States dollars, which is our functional currency.

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2013. In the opinion of management, these interim financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the three months ended March 31, 2014 are not necessarily indicative of those for a full fiscal year.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangibles, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

Reclassifications

Amortization of debt issuance costs and debt discount— The Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2013, includes a reclassification of $4.4 million to reduce net cash provided by financing activities and to increase net cash provided by operating activities with respect to the amortization of fair value adjustments on some of our debt which were previously netted against debt repayments. There were no changes to the Consolidated Balance Sheets, Net Income or Total Equity as a result of these reclassifications in the respective periods. Management does not believe that the reclassification is material to the financial statements taken as a whole.

Restricted cash—The Unaudited Condensed Consolidated Statement of Cash Flows includes a reclassification of $0.7 million to increase net cash flow provided by operating activities and to increase net cash used in investing activities. There were no changes to Net Income or Total Equity as a result of this reclassification in the respective period. Management does not believe that the reclassification is material to the financial statements taken as a whole.

3.  Recent Accounting Guidance

Accounting standards adopted during 2014:

In July 2013, the FASB issued an accounting standard that requires a liability related to unrecognized tax benefits to be presented as a reduction to the related deferred tax asset for a net operating loss carry-forward or a tax credit carry-forward (the “Carry-forwards”). When the Carry-forwards are not available at the reporting date under the tax law of the jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with the related deferred tax assets. This standard is effective for fiscal years and interim periods beginning after December 15, 2013, but earlier adoption is permitted. Upon adoption, the standard must be applied prospectively to unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We adopted the standard on its required effective date of January 1, 2014 and the adoption of the standard did not have a material effect on our consolidated financial condition, results of operations or cash flows.

Future application of accounting standards:

On April 10, 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard introduces several new disclosures, The guidance applies prospectively to new disposals and new classifications of disposal groups as held for sale after the effective date. The standard is required to be adopted in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Early adoption of the guidance is permitted for new disposals (or new classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. We plan to adopt the standard on its required effective date of January 1, 2015 and do not expect the adoption of the standard to have a material effect on our consolidated financial condition, results of operations or cash flows.

4.  Fair value measurements

Under ASC 820, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability. Under ASC 820, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the ASC 820 hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

The following table summarizes our financial assets and liabilities as of March 31, 2014 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	31-Mar-14	Level 1	Level 2	Level 3
Cash and cash equivalents	$320,136	$320,136	$—	$—
Restricted cash	266,993	266,993	—	—
Derivative assets	28,779	—	28,779	—
Derivative liabilities	(5,983)	—	(5,983)	—
	$609,925	$587,129	$22,796	$—

Our cash and cash equivalents, along with our restricted cash and cash equivalents balances, consists largely of cash and highly liquid investments. These are valued using inputs observable in active markets and are therefore classified as level 1 within our fair value hierarchy. Our derivative assets and liabilities included in level 2 consist of United States dollar denominated interest rate swaps, caps and floors. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates) in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income for those derivative assets and liabilities not subject to cash flow hedge accounting treatment.

As described in our Annual Report on Form 20-F for the year ended December 31, 2013 we also measure the fair value of certain assets and liabilities, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with ASC 360 and other accounting pronouncements requiring re-measurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company’s assumptions as to future cash proceeds from leasing and selling aircraft and third party aircraft valuations.

Our financial instruments consist principally of restricted cash, derivatives, notes receivable, trade receivables, accounts payable and cash and cash equivalents. The fair value of restricted cash, notes receivable, trade receivables, accounts payable and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature. The fair values of our debt are estimated based on level 2 inputs using a discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of our most significant financial instruments at March 31, 2014 are as follows:

	March 31, 2014
	Book value	Fair value
Assets
Restricted cash	$266,993	$266,993
Derivative assets	28,779	28,779
Notes receivable	76,701	76,701
Cash and cash equivalents	320,136	320,136
	$692,609	$692,609
Liabilities
Debt	$6,204,408	$6,353,574
Derivative liabilities	5,983	5,983
	$6,210,391	$6,359,557

5.  Flight equipment held for operating leases, net

At March 31, 2014, 235 out of our 238 owned aircraft were on lease under operating leases to 71 lessees in 42 countries. The three aircraft off lease at March 31, 2014 are all subject to new lease agreements and expected to be back on lease in the second quarter of 2014. At March 31, 2014, we also owned seven engines. Movements in flight equipment held for operating leases during the periods presented were as follows:

	Twelve Months ended	Three Months ended
	December 31, 2013	March 31, 2014
Net book value at beginning of period	$7,261,899	$8,085,947
Additions	1,825,937	166,710
Depreciation	(336,888)	(89,624)
Impairment	(25,616)	—
Disposals	(606,495)	(81,627)
Transfers to direct finance leases/inventory	(32,890)	—
Net book value at end of period	$8,085,947	$8,081,406
Accumulated depreciation/impairment at December 31, 2013 and March 31, 2014	$(1,337,675)	$(1,427,301)

6.  Notes receivable

Notes receivable consist of the following:

	December 31,	March 31,
	2013	2014
Secured notes receivable	$2,987	$2,655
ALS Note Receivable (1)	72,801	74,046
	$75,788	$76,701

(1)                                 We obtained the ALS Note Receivable, with an effective interest of 6.8% per year. The receivable will accrue over time and payments on this note will start when the ALS Coupon Liability ends. For further details refer to the ALS Transaction as described in Note 1.

7.  Derivative assets and liabilities

The objective of our hedging policy is to adopt a risk adverse position with respect to changes in interest rates and foreign currencies. In the normal course of business we enter into a number of interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. Furthermore we enter into a number of foreign currency derivatives to hedge the current and future Euro-U.S. dollar exposure to our business. These derivative products can include interest rate swaps, caps, floors, options and forward contracts. As of March 31, 2014, we had interest rate swaps, caps and floors with a combined notional amount of $2.2 billion and a net fair value of $22.8 million. The fair value as of March 31, 2014 is recorded in the balance sheet as derivative assets of $28.8 million and derivative liabilities of $6.0 million. The variable benchmark interest rates associated with these instruments ranged from one to three-month U.S. dollar LIBOR.

We have not applied hedge accounting under ASC 815 to any of the above mentioned caps and floors. The change in fair value during the three months ended March 31, 2013 and 2014 was a gain of $1.4 million and a loss of $4.9 million, respectively.

As of March 31, 2014, we had five interest rate swaps, also mentioned above, for which we achieved cash flow hedge accounting treatment. The five interest rate swaps had a combined notional amount of $0.4 billion. The change in fair value related to the effective portion of these interest rate swaps is recorded, net of tax, in accumulated other comprehensive income.

8.  Other assets

Other assets consist of the following:

	December 31,	March 31,
	2013	2014
Debt issuance costs	$148,315	$159,139
Other tangible fixed assets	2,427	2,548
Receivables from aircraft manufacturer	5,800	4,839
Prepaid expenses	6,057	9,984
Other receivables	21,423	10,814
	$184,022	$187,324

9.  Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	December 31,	March 31,
	2013	2014
Accrued expenses	$50,087	$48,675
Accrued interest	44,916	49,821
Lease deficiency	13,459	12,970
	$108,462	$111,466

10.  Debt

Debt consists of the following:

	December 31,	March 31,
	2013 (1)	2014 (1)
Secured
ECA-guaranteed financings	$1,504,429	$1,460,629
ALS II debt	450,045	420,184
AerFunding revolving credit facility	967,094	948,815
GFL securitization debt	452,233	417,645
TUI portfolio acquisition facility	163,943	157,767
Skyfunding B737-800 acquisition facility	623,785	611,082
Other debt	1,390,521	1,415,470
Unsecured
AerCap Aviation 6.375% senior unsecured notes	300,000	300,000
DBS revolving credit facility	150,000	150,000
Citi revolving credit facility	—	75,000
Other
Subordinated debt joint ventures partners	64,280	64,280
DBS B737-800 PDP Facility	47,458	70,170
Other debt(2)	123,104	113,366
	$6,236,892	$6,204,408

(1)         As of the balance sheet date, we remain in compliance with the respective financial covenants across the Company’s various debt obligations.

(2)         Other debt as of December 31, 2013 and March 31, 2014 included $71.1 million and $64.7 million ALS Coupon Liability, respectively.

A detailed summary of the principal terms of our indebtedness can be found in our 2013 Annual Report on Form 20-F filed with the SEC on March 18, 2014. There have been no material changes to our indebtedness since the filing of our 2013 Annual Report on Form 20-F.

On December 16, 2013, AerCap Ireland Capital Limited, one of our wholly-owned subsidiaries, entered into a $2.75 billion 364-day senior unsecured bridge credit facility. The bridge credit facility is fully and unconditionally guaranteed by AerCap and AerCap Ireland Ltd. The bridge credit facility is available to finance the purchase of ILFC. Commitment costs relating to this bridge facility are included in transaction expenses. Additionally, AerCap Ireland Capital Limited entered into a $1.0 billion unsecured revolving credit facility with AIG, the proceeds of which will become available upon the closing of the ILFC transaction for general corporate purposes.

As of March 31, 2014, there were no loans outstanding under the bridge credit facility and unsecured revolving credit facility with AIG. In addition to the satisfaction of other customary conditions precedent, the availability of loans under the bridge credit facility and unsecured revolving credit facility with AIG are subject upon the closing of the ILFC transaction.

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit, existing cash and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

A detailed summary of the principal terms of our indebtedness can be found in our 2013 Annual Report on Form 20-F filed with the SEC on March 18, 2014. There have been no material changes to our indebtedness since the filing of our 2013 Annual Report on Form 20-F.

11. Equity

Movements in equity during the periods presented were as follows:

	Twelve Months ended December 31, 2013
	AerCap Holdings N.V. shareholders’ Equity	Non-controlling interest	Total equity
Beginning of the period	$2,122,038	$868	$2,122,906
Net income for the period	292,410	2,992	295,402
Issuance of shares to directors and employees	6	—	6
Share-based compensation	6,407	—	6,407
Net change in fair value of derivatives, net of $(711) tax	4,975	—	4,975
Net change in fair value of pension obligations, net of $117 tax	(464)	—	(464)
End of the period	$2,425,372	$3,860	$2,429,232

	Three Months ended March 31, 2014
	AerCap Holdings N.V. shareholders’ Equity	Non-controlling interest	Total equity
Beginning of the period	$2,425,372	$3,860	$2,429,232
Net income (loss) for the period	54,711	(1,008)	53,703
Share-based compensation	2,247	—	2,247
Net change in fair value of derivatives, net of $(119) tax	834	—	834
End of the period	$2,483,164	$2,852	$2,486,016

12.  Share-based compensation

AerCap Holdings N.V. Equity Grants

During the three months ended March 31, 2014, 71,141 AerCap Holdings N.V. restricted share units were granted under the NV Equity Plans. At March 31, 2014, there were 1,162,500 share options outstanding at an exercise price of $24.63 per share, 350,000 share options outstanding at an exercise price of $2.95 per share, 21,287 share options outstanding at an exercise price of $14.12 per share, 23,662 share options outstanding at an exercise price of $11.29 per share and 19,833 share options outstanding at an exercise price of $13.72 per share. At March 31, 2014, 1,533,787 outstanding options were vested and 43,495 options were subject to future vesting criteria. At March 31, 2014, 2,573,802 restricted share units and 139,920 restricted shares were outstanding and were all subject to future time and/or performance-based vesting criteria or restrictions, as applicable. Assuming that vesting criteria applicable to unvested share options and unvested restricted share units are met in the future, including performance criteria, that all restrictions will lapse and that no forfeitures occur, we expect to recognize share-based compensation charges related to NV Equity Grants of approximately $8.2 million during the remainder of 2014 and approximately $6.6 million, $2.8 million, and $0.7 million during the years 2015, 2016 and 2017 respectively . In the three months ended March 31, 2014 share-based compensation expenses were $2.4 million. As of March 31, 2014, there were also 126,537 share options outstanding with exercise prices between $20.25 and $25.50 per share (average $23.00 per share). These options resulted from the Genesis Transaction and were granted to certain former Genesis employees.

13.  Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three Months	Three Months
	ended	ended
	March 31,	March 31,
	2013	2014
Personnel expenses	$10,034	$10,614
Share-based compensation	2,090	2,355
Travel expenses	1,450	2,095
Professional services	2,608	2,509
Office expenses	666	1,119
Directors expenses	734	1,030
Aircraft management fee	238	7
Mark-to-market on derivative instruments and foreign currency results	562	277
Other expenses	1,808	3,125
	$20,190	$23,131

14.  Earnings per ordinary share

Basic earnings per share (EPS) is calculated by dividing net income by the weighted average of our ordinary shares outstanding. For the calculation of diluted EPS, net income attributable to common stockholders for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. As disclosed in Note 12, there are 4.5 million share options and restricted shares outstanding as of March 31, 2014. The computations of basic and diluted earnings per ordinary share for the periods indicated below are shown in the following tables:

	Three Months	Three Months
	ended	ended
	March 31,	March 31,
	2013	2014
Net income for the computation of basic earnings per share	$67,450	$54,711
Weighted average ordinary shares outstanding - basic	113,363,535	113,644,703
Basic earnings per ordinary share	$0.59	$0.48

	Three Months	Three Months
	ended	ended
	March 31,	March 31,
	2013	2014
Net income for the computation of diluted earnings per share	$67,450	$54,711
Weighted average ordinary shares outstanding - diluted	114,643,483	116,213,907
Diluted earnings per ordinary share	$0.59	$0.47

15.  Segment information

Reportable Segments

We manage our business, analyze and report our results of operations on the basis of one business segment—leasing, financing, sales and management of commercial aircraft and engines.

16.  Commitments and contingencies

A detailed summary of our commitments and contingencies can be found in our 2013 Annual Report on Form 20-F filed with the SEC on March 18, 2014. There have been no material changes to our commitments and contingencies since the filing of those reports.

17.  Subsequent events

On April 6, 2014, Waha sold its stake in AerLift to a newly-established US-based aircraft leasing company.

On April 22, 2014, we completed the sale of 100% of the class A common shares in Genesis Funding Limited, an aircraft securitisation vehicle with a portfolio of 37 aircraft with an average age of 13 years valued at approximately $750 million.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Item 3. Key Information—Risk Factors” included in our 2013 Annual Report on Form 20-F, filed with the SEC on March 18, 2014.

The words “believe”, “may”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Aircraft Portfolio

Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular focus on Airbus A320 family aircraft and Boeing 737-800 aircraft. As of March 31, 2014 we owned and consolidated 238 aircraft. In addition, we managed 66 aircraft, and AerDragon, a non-consolidated joint venture, owned or had on order another 33 aircraft. The weighted average age of our 238 owned and consolidated aircraft was 5.6 years as of March 31, 2014. We own one of the youngest aircraft fleets among aircraft leasing companies. We operate our aircraft business on a global basis and as of March 31, 2014, 235 out of our 238 owned aircraft were on lease to 71 commercial airline and cargo operator customers in 42 countries. The three aircraft off lease at March 31, 2014 are all subject to new lease agreements and expected to be back on lease in the second quarter of 2014.

The following table provides details regarding our aircraft portfolio by type of aircraft as of March 31, 2014:

	Owned portfolio		Managed portfolio and AerDragon aircraft	Number of	Number of aircraft under	Total number of
Aircraft type	Number of aircraft owned	Percentage of total net Book Value	Number of aircraft	aircraft on order (1)	purchase (sale) contract	owned, managed and ordered aircraft
Airbus A300 Freighter	—	—	1	—	—	1
Airbus A319	24	7.3%	6	—	—	30
Airbus A320	92	32.4%	28	—	—	120
Airbus A320 NEO	—	—	—	5	—	5
Airbus A321	8	3.3%	14	—	—	22
Airbus A330	33	27.6%	4	2	(1)	38
Airbus A350	—	—	—	9	—	9
Boeing 737 (Classics)	1	0.1%	8	—	—	9
Boeing 737 (NG)	69	26.4%	32	18	—	119
Boeing 747 Freighter	2	0.5%	—	—	—	2
Boeing 757	—	—	2	—	—	2
Boeing 767	3	1.3%	2	—	—	5
Boeing 777	—	—	2	—	—	2
Boeing 787	—	—	—	7	—	7
CRJ-900	4	0.8%	—	—	—	4
ERJ170-100	2	0.3%	—	—	—	2
Total	238	100%	99	41	(1)	377

(1)         Includes five purchase rights as part of a Boeing order and one A330 aircraft that is contracted for sale upon delivery.

On April 22, 2014, we completed the sale of 100% of the class A common shares in Genesis Funding Limited, an aircraft securitisation vehicle with a portfolio of 37 aircraft. As part of the agreement we will continue to manage those aircraft and therefore the 37 aircraft will continue to be part of our total number of owned, managed and ordered aircraft.

Critical Accounting Policies

There have been no changes to our critical accounting policies from those disclosed in our 2013 Annual Report on Form 20-F filed with the SEC on March 18, 2014.

Comparative Results of Operations

	Three Months ended March 31, 2013	Three Months ended March 31, 2014
	(US dollars in thousands except share and per share amounts)
Revenues
Lease revenue	$226,841	$249,061
Net gain on sale of assets	10,965	9,806
Management fee revenue	5,636	4,442
Interest revenue	1,470	1,380
Other revenue	909	145
Total Revenues	245,821	264,834
Expenses
Depreciation	78,120	89,785
Asset impairment	2,661	—
Interest on debt	58,569	63,005
Operating lease-in costs	550	—
Leasing expenses	14,916	12,783
Transaction expenses	—	21,478
Selling, general and administrative expenses	20,190	23,131
Total Expenses	175,006	210,182
Income from continuing operations before income taxes and income of investments accounted for under the equity method	70,815	54,652
Provision for income taxes	(5,665)	(4,647)
Net income of investments accounted for under the equity method	2,414	3,698
Net income	$67,564	$53,703
Net loss (income) attributable to non-controlling interest	(114)	1,008
Net income attributable to AerCap Holdings N.V.	$67,450	$54,711

Three Months ended March 31, 2014 compared to Three Months ended March 31, 2013

Revenues. The principal categories of our revenue and their variances were:

	Three months	Three months
	ended	ended
	March 31,	March 31,	Increase/	Percentage
	2013	2014	(decrease)	difference
	(US dollars in millions)
Lease revenue:
- Basic rents	$212.9	$234.9	$22.0	10.3%
- Maintenance rents and other receipts	13.9	14.2	0.3	2.2%
Net gain on sale of assets	11.0	9.8	(1.2)	(10.9)%
Management fee revenue	5.6	4.4	(1.2)	(21.4)%
Interest revenue	1.5	1.4	(0.1)	(6.7)%
Other revenue	0.9	0.1	(0.8)	(88.9)%
Total	$245.8	$264.8	$19.0	7.7%

Basic rents increased by $22.0 million, or 10.3%, to $234.9 million in the three months ended March 31, 2014 from $212.9 million in the three months ended March 31, 2013. The increase in basic rents was attributable primarily to:

•                  the acquisition of 41 aircraft between January 1, 2013 and March 31, 2014 with an aggregate net book value of $2.0 billion at the date of acquisition which was partially offset by the sale, during such period, of 15 aircraft for lease with an aggregate net book value of $0.7 billion at the date of sale, resulted in a $31.4 million increase in basic rents in the three months ended March 31, 2014 as compared to the three months ended March 31, 2013, partially offset by

•                  a decrease in basic rents of $7.3 million in the three months ended March 31, 2014 compared to the three months ended March 31, 2013 due to re-leases at lower rates following their scheduled lease expiration coupled with aircraft that were off-lease and therefore not producing rents and being transitioned between lessees. When aircraft come off-lease following their scheduled lease expiration, the contracted lease rates of their new leases tend to be lower than their previous lease rates as the aircraft are older and older aircraft have lower lease rates than newer aircraft.

Maintenance rents and other receipts increased by $0.3 million, or 2.2%, to $14.2 million in the three months ended March 31, 2014 from $13.9 million in the three months ended March 31, 2013. The increase was primarily attributable to:

•                  an increase of $3.7 million in maintenance revenue and other receipts from airline defaults in the three months ended March 31, 2014 compared to the three months ended March 31, 2013 due to a default in the three months ended March 31, 2014.

partially offset by

•                  a decrease of $3.4 million in regular maintenance rents relating primarily to the redelivery of two older Boeing 737 aircraft in the three months ended March 31, 2013 compared to the three months ended March 31, 2014.

Net gain on sale of assets decreased by $1.2 million, or 10.9%, to $9.8 million in the three months ended March 31, 2014 from $11.0 million in the three months ended March 31, 2013. In the three months ended March 31, 2014, we sold one new A330 aircraft, whereas in the three months ended March 31, 2013, we sold one new A330 aircraft, one Boeing 737 aircraft and one MD-11 aircraft.

Management fee revenue decreased by $1.2 million, or 21.4%, to $4.4 million in the three months ended March 31, 2014 from $5.6 million in the three months ended March 31, 2013. The decrease was primarily attributable to a lower asset base in the serviced entities.

Interest revenue decreased by $0.1 million, or 6.7%, to $1.4 million in the three months ended March 31, 2014 from $1.5 million in the three months ended March 31, 2013.

Other revenue decreased by $0.8 million, or 88.9%, to $0.1 million in the three months ended March 31, 2014 from $0.9 million in the three months ended March 31, 2013. Other revenue in both periods related primarily to the cash recovery of bankruptcy claims against previous lessees, guarantee fees and other non-recurring payments.

Depreciation.  Depreciation increased by $11.7 million, or 15.1%, to $89.8 million in the three months ended March 31, 2014 from $78.1 million in the three months ended March 31, 2013. The increase was primarily the result of the purchases of new aircraft which was partially offset by sales between January 1, 2013 and March 31, 2014.

Interest on Debt.  Our interest on debt increased by $4.4 million, or 7.5%, to $63.0 million in the three months ended March 31, 2014 from $58.6 million in the three months ended March 31, 2013. The majority of the increase in interest on debt was caused by:

•                  a $6.3 million increase in the non-cash recognition of mark-to-market charges on derivatives to a $4.9 million charge in the three months ended March 31, 2014 from a $1.4 million income in the three months ended March 31, 2013; and

•                  an increase in average outstanding debt balance to $6.2 billion in the three months ended March 31, 2014 from $5.8 billion primarily due to aircraft purchases and partially offset by regular debt repayments in the three months ended March 31, 2013, resulting in a $3.9 million increase in our interest on debt, partially offset by

•                  a $2.8 million decrease in non-recurring charges from the early repayment of secured loans to $0.1 million in the three months ended March 31, 2014 from $2.9 million in the three months ended March 31, 2013; and

•                  a decrease in our average cost of debt, excluding the effect of mark-to-market movements and the non-recurring charges from the early repayment of secured loans, to 3.9% in the three months ended March 31, 2014 from 4.0% in the three months ended March 31, 2013. The decrease in our average cost of debt resulted in a $1.5 million decrease in our interest on debt.

Other Operating Expenses.  Our other operating expenses decreased by $2.7 million, or 17.4%, to $12.8 million in the three months ended March 31, 2014 from $15.5 million in the three months ended March 31, 2013. The principal categories of our other operating expenses and their variances were as follows:

	Three months	Three months
	ended	ended
	March 31,	March 31,	Increase/	Percentage
	2013	2014	(decrease)	difference
	(US dollars in millions)
Operating lease-in costs	$0.6	$—	$(0.6)	(100.0)%
Leasing expenses	14.9	12.8	(2.1)	(14.3)%
Total	$15.5	$12.8	$(2.7)	(17.4)%

Our operating lease-in costs decreased by $0.6 million, or 100%, to nil in the three months ended March 31, 2014 from $0.6 million in the three months ended March 31, 2013. The decrease is primarily due to the expiration of four of our lease-in, lease-out transactions in 2013.

Our leasing expenses decreased by $2.1 million, or 14.3%, to $12.8 million in the three months ended March 31, 2014 from $14.9 million in the three months ended March 31, 2013. The decrease is primarily due to $2.8 million lower normal transition costs, lessor maintenance contributions and other leasing expenses in the three months ended March 31, 2014 as compared to the three months ended March 31, 2013. This decrease is partially offset by an increase in expenses relating to airline defaults and restructurings. We recognized expenses of $2.2 million relating to airline defaults and restructurings in the three months ended March 31, 2014 compared to $1.6 million in the three months ended March 31, 2013.

Transaction expenses.  In the three months ended March 31, 2014 we incurred $21.5 million of transaction expenses related to the ILFC transaction.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased by $2.9 million, or 14.4%, to $23.1 million in the three months ended March 31, 2014 from $20.2 million in the three months ended March 31, 2013. The increase was primarily caused by an $1.3 million increase in other expenses in addition to increases in personnel, travel and office related expenses.

Income From Continuing Operations Before Income Taxes and Income of Investments Accounted for Under the Equity Method.  For the reasons explained above, our income from continuing operations before income taxes and income of investments accounted for under the equity method decreased by $16.1 million, or 22.7%, to $54.7 million in the three months ended March 31, 2014 from $70.8 million in the three months ended March 31, 2013.

Provision for Income Taxes.  Our provision for income taxes decreased by $1.1 million, or 19.3%, to a charge of $4.6 million in the three months ended March 31, 2014 from $5.7 million in the three months ended March 31, 2013. Our effective tax rate was 8.5% for the three months ended March 31, 2014 and was 8.0% for the three months ended March 31, 2013. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions.

Net income of Investments Accounted for Under the Equity Method.  Our net income of investments accounted for under the equity method increased by $1.3 million, or 54.2% to $3.7 million in the three months ended March 31, 2014 from $2.4 million in the three months ended March 31, 2013.

Net Income.  For the reasons explained above, our net income decreased by $13.9 million, or 20.6%, to $53.7 million in the three months ended March 31, 2014 from $67.6 million in the three months ended March 31, 2013.

Non-controlling interest, net of tax.  Net income attributable to non-controlling interest, net of tax was $1.0 million in the three months ended March 31, 2014 compared to a net loss attributable to non-controlling interest, net of tax of $0.1 million in the three months ended March 31, 2013, which was primarily caused by the higher leasing expenses in our consolidated joint ventures in the three months ended March 31, 2014 compared to the three months ended March 31, 2013.

Net Income attributable to AerCap Holdings N.V.  For the reasons explained above, our net income attributable to AerCap Holdings N.V. decreased by $12.8 million, or 19.0%, to $54.7 million in the three months ended March 31, 2014 from $67.5 million in the three months ended March 31, 2013.

Liquidity and Access in Capital

Liquidity and Capital Resources

Our cash balance at March 31, 2014 was $587.1 million, including restricted cash of $267.0 million, and our operating cash flow was $158.8 million for the three months ended March 31, 2014. We currently generate significant cash flows from our aircraft leasing business; however, since a significant portion of our owned aircraft are held through restricted cash entities, such as ALS II and GFL and since a significant portion of our capital requirements are outside our restricted cash entities, our management analyzes our cash flow at both consolidated and unconsolidated levels to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Our unused lines of credit at March 31, 2014 were approximately $0.8 billion, including $0.4 billion under our AerFunding revolving credit facility. In addition we had $3.75 billion commitment under our bridge credit facility and revolving credit facility with AIG, which will be available upon closing of the ILFC transaction. Our debt balance at March 31, 2014 was $6.2 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the three months ended March 31, 2014, was 3.9%. Our debt to equity ratio was 2.5 to 1 as of March 31, 2014.

Aircraft leasing is a capital intensive business and we have significant capital requirements. These commitments might include requirements to make pre-delivery payments, in addition to the requirement to pay the balance of the purchase price for aircraft on delivery. As of March 31, 2014, we had 41 new aircraft on order, which included two A330 purchase and leaseback aircraft, five A320neo aircraft, 18 Boeing 737 aircraft (including five purchase rights as part of a Boeing order), nine A350 aircraft and seven Boeing 787 aircraft. As a result, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and from other sources of capital if needed.

In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

Cash Flows

The following table presents our consolidated cash flows for the three months ended March 31, 2013 and 2013:

	Three Months ended March 31, 2013	Three Months ended March 31, 2014
	(US dollars in millions)
Net cash flow provided by operating activities	$154.0	$158.8
Net cash flow used in investing activities	(286.1)	(93.8)
Net cash flow used in financing activities	(12.3)	(40.2)

Three Months ended March 31, 2014 compared to Three Months ended March 31, 2013.

Cash flows provided by operating activities. Our cash flow provided by operating activities increased by $4.8 million, or 3.0%, to $158.8 million for the three months ended March 31, 2014 from $154.0 million for the three months ended March 31, 2013, primarily due to the operating impact of the acquisition of mainly new aircraft partially offset by the operating impact of the sale of older aircraft and the payments of transaction related expenses in the three months ended March 31, 2014.

Cash flows used in investing activities. Our cash flow used in investing activities decreased by $192.3 million, or 67.2%, to $93.8 million for the three months ended March 31, 2014 from $286.1 million for the three months ended March 31, 2013. The decreased use of cash was primarily due to an decrease of $231.2 million in aircraft purchase activity, a decrease of $15.0 million due to the movement of our restricted cash balances, which was partially offset by a decrease in cash flow of $56.5 million from asset sale proceeds.

Cash flows used in financing activities. Our cash flow used in financing activities increased by $27.9 million, or 226.8%, to $40.2 million for the three months ended March 31, 2014 from $12.3 million for the three months ended March 31, 2013. This increase in cash flows used in financing activities was due to a decrease of $38.9 million in new financing proceeds, net of repayments and debt issuance costs, partially offset by an increase of $11.0 million of net receipts of maintenance and security deposits.

Indebtedness

As of March 31, 2014, our outstanding indebtedness totaled $6.2 billion and primarily consisted of export credit facilities, commercial bank debt, revolving credit debt, securitization debt, senior unsecured notes and capital lease structures.

The following table provides a summary of our indebtedness at March 31, 2014:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Maturity
	(US dollars in thousands)
Secured
ECA-guaranteed financings	46 aircraft	$1,460,629	$1,460,629	$—	2024
ALS II debt	30 aircraft	420,184	420,184	—	2038
AerFunding revolving credit facility	33 aircraft	1,350,000	948,815	401,185	2018
Genesis securitization debt	37 aircraft	417,645	417,645	—	2032
TUI portfolio acquisition facility	11 aircraft	157,767	157,767	—	2015
SkyFunding I and II facilities	21 aircraft	611,082	611,082	—	2023
Other debt	60 aircraft	1,449,470	1,415,470	34,000	2023
Unsecured
Senior unsecured notes due 2017		300,000	300,000	—	2017
Unsecured revolving credit facility		470,000	225,000	245,000	2018
DBS B737-800 PDP Facility		200,340	70,170	130,170	2020
Subordinated debt joint ventures partners		64,280	64,280	—	2015
Other debt		113,366	113,366	—	2020
Sub Total	238 aircraft	$7,014,763	$6,204,408	$810,355

Unsecured bridge credit facility		2,750,000	—	2,750,000	2015
Unsecured AIG revolving credit facility		1,000,000	—	1,000,000	2019
Total		$10,764,763	$6,204,408	$4,560,355

A detailed summary of the principal terms of our indebtedness can be found in our 2013 Annual Report on Form 20-F filed with the SEC on March 18, 2014 and Note 10.

On December 16, 2013, AerCap Ireland Capital Limited, one of our wholly-owned subsidiaries, entered into a $2.75 billion 364-day senior unsecured bridge credit facility. The bridge credit facility is fully and unconditionally guaranteed by AerCap and AerCap Ireland Ltd. The bridge credit facility is available to finance the ILFC transaction. The bridge credit facility is available to finance the purchase of ILFC. Commitment costs relating to this bridge facility are included in transaction expenses. Additionally, AerCap Ireland Capital Limited entered into a $1.0 billion unsecured revolving credit facility with AIG, the proceeds of which will become available upon the closing of the ILFC transaction for general corporate purposes.

As of March 31, 2014, there were no loans outstanding under the bridge credit facility. In addition to the satisfaction of other customary conditions precedent, the availability of loans under the bridge credit facility is subject to the substantially concurrent consummation of the ILFC transaction.

On March 24, 2014, we amended our Aerfunding revolving credit facility to increase the total allowable commitments from $1.35 billion to $1.65 billion. Following this amendment, on April 10, 2014, we increased actual commitments to $1.475 billion.

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft and rent payments pursuant to our office leases and excludes deferred debt discount. We intend to fund our contractual obligations through our lines of credit, existing cash and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations

	2014 04/01/2014 - 12/31/2014	2015	2016	2017	2018	Thereafter	Total
	(US dollars in thousands)
Debt (1)	$581,010	$1,099,931	$681,397	$1,006,983	$1,260,009	$1,661,132	$6,290,462
Estimated interest payments (2)	134,655	154,327	133,257	106,334	63,806	74,319	666,698
Purchase obligations (3)	598,328	306,699	978,183	400,138	547,153	—	2,830,501
Operating leases (4)	2,298	2,083	1,641	1,612	389	—	8,023
Derivative obligations	4,221	3,254	1,641	935	—	—	10,051
Total	$1,320,512	$1,566,294	$1,796,119	$1,516,002	$1,871,357	$1,735,451	$9,805,735

(1)                                 Exclusive of deferred debt discount

(2)                                 Estimated interest payments are based on one-month LIBOR of 0.15% and three-month LIBOR of 0.23% as of March 31, 2014

(3)                                 Includes two A330 wide-body aircraft, five Airbus A320neo aircraft, 13 Boeing 737 aircraft on order, 9 A350 aircraft and 7 Boeing 787 aircraft

(4)                                 Represents contractual payments on our office and facility leases in Amsterdam, The Netherlands, Fort Lauderdale, Florida, New York, New York, Shannon, Ireland, Singapore, Shanghai, China and Abu Dhabi.

The table below provides information as of March 31, 2014 regarding our debt obligations and estimated interest obligations based on one-month LIBOR of 0.15% and three-month LIBOR of 0.23% as of March 31, 2014, per facility type:

	2014 04/01/2014 - 12/31/2014	2015	2016	2017	2018	Thereafter	Total
	(US dollars in thousands)
Pre-delivery payment facilities (1)	$1,567	$71,215	$—	$—	$—	$—	$72,782
Debt facilities with non-scheduled amortization	236,305	287,626	277,625	260,969	768,524	281,950	2,112,999
Other facilities (2)	477,793	895,417	537,029	852,348	555,291	1,453,501	4,771,379
Total	$715,665	$1,254,258	$814,654	$1,113,317	$1,323,815	$1,735,451	$6,957,160

(1)         Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities

(2)         Exclusive of deferred debt discount.

Capital Expenditures

The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of March 31, 2014:

	2014 04/01/2014 - 12/31/2014	2015	2016	2017	2018	Total
	(US dollars in thousands)
Capital expenditures	$494,192	$280,665	$978,183	$400,138	$547,153	$2,700,331
Pre-delivery payments	104,136	26,034	—	—	—	130,170
Total	$598,328	$306,699	$978,183	$400,138	$547,153	$2,830,501

In the nine months remaining in 2014 and subsequent years, we have committed to make capital expenditures related to two A330 aircraft, five A320neo aircraft, 13 Boeing 737 aircraft, nine A350 aircraft and seven Boeing 787 aircraft. Due to the capital intensive nature of our business and our strategy of expanding our aircraft portfolio, we expect that we will incur additional indebtedness in the future and continue to maintain substantial levels of indebtedness. Many of the ILFC aircraft currently on order have not been financed. In order to meet our commitments under our forward purchase contracts, our debt commitments, and to maintain an adequate level of unrestricted cash, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations, and we may need to raise additional funds through selling aircraft or other aircraft investments and, if necessary, from capital market transactions. Our typical sources of funding may not be sufficient to meet our operating requirements and fund our forward purchase commitments and we may be required to raise additional capital through the issuance of new indebtedness or equity or equity-linked securities.

Off-Balance Sheet Arrangements

We have an economic interest in AerCo. AerCo is a variable interest entity for which we determined that we do not have control and are not the primary beneficiary and, accordingly, we do not consolidate the financial results of AerCo in our consolidated financial statements. Historically the investment in AerCo has been written down to zero, because we do not expect to realize any value.

We have entered into three joint ventures, AerDragon, in which we have a 16.7% equity interest, ACSAL, in which we have a 19.4% equity interest and AerLift, in which we have a 39.6% equity interest, which do not qualify for consolidated accounting treatment. The assets and liabilities of these joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting.

We also own 42.3% of AerData, an integrated software solution provider for the aircraft leasing industry, which provides and manages our main corporate management system (“CMS”). AerData’s impact on our financial result is not material.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with our audited consolidated financial statements included in our 2013 Annual Report on Form 20-F filed with the SEC on March 18, 2014, which provide further information on our derivative instruments.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. This exposure is primarily managed through the use of interest rate caps, fixed rate debt, interest rate swaps and interest rate floors using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

Our fixed rate debt of $2.3 billion equals 37% of our total outstanding debt obligations, as of March 31, 2014.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor.

The table below provides information as of March 31, 2014 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors. The table presents the average notional amounts and weighted average strike rates relating the interest rate caps, swaps and floors for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2014	2015	2016	2017	2018	2019	Thereafter	Fair value
	(US dollars in millions)
Interest rate caps
Average notional amounts	$1,735	$1,476	$1,171	$925	$618	$263	$69	$28.6
Weighted average strike rate	1.97%	1.94%	2.28%	2.63%	2.97%	2.66%	2.58%

	2014	2015	2016	2017	2018	2019	Thereafter	Fair value
	(US dollars in millions)
Interest rate swaps
Average notional amounts	$383	$300	$165	$46	$—	$—	$—	$(4.8)
Weighted average strike rate	1.37%	1.15%	1.20%	2.19%	—	—	—

	2014	2015	2016	2017	2018	2019	Thereafter	Fair value
	(US dollars in millions)
Interest rate floors
Average notional amounts	$45	$9	$—	$—	$—	$—	$—	$(1.3)
Weighted average strike rate	3.00%	3.00%	—	—	—	—	—

The variable benchmark interest rates associated with these instruments ranged from one to three-month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is the U.S. dollar. As of March 31, 2014, all of our aircraft leases were payable in U.S. dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the Three months ended March 31, 2014, our aggregate expenses denominated in currencies other than the U.S. dollar, such as payroll and office costs and professional advisory costs, were $18.2 million in U.S. dollar equivalents and represented 78.8% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-U.S. denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

PART II  OTHER INFORMATION

Legal Proceedings

There have been no material changes to the legal proceedings described in our 2013 Annual Report on Form 20-F, filed with the SEC on March 18, 2014.

Item 1. Risk Factors

There have been no material changes to the disclosure related to the risk factors described in our 2013 Annual Report on Form 20-F, filed with the SEC on March 18, 2014.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.